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                                                           OMB APPROVAL
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                                                  OMB Number           3235-0287
                                                  Expires:    September 30, 1998
                                                  Estimated average burden
                                                  hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Johnson                        Kenneth             W.
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   (Last)                           (First)             (Middle)

                         411 First Avenue S., Suite 600
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                                    (Street)

   Seattle                          WA                   98104
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Tera Computer Company (TERA)
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Statement for Month/Year

     03/99
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

          Chief Financial Officer
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          03/05/99       G        V      100         D      n/a      14,408/1       D
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Common Stock                                                                                      2,600         I/2      As trustee
                                                                                                                         of two
                                                                                                                         irrevocable
                                                                                                                         trusts FBO
                                                                                                                         Reporting
                                                                                                                         Person's
                                                                                                                         children
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1/   Includes an aggregate of 397 shares of common stock purchased by the reporting person on 9/30/98 and 3/31/98 under the issuer's Employee Stock Purchase Plan. These transactions were exempt from the reporting requirements under Section 16(a)
     pursuant to Rule 16a-3(f)(1)(i)(B).

2/   Reporting Person disclaims beneficial ownership of these shares as to which he has voting and dispositive powers as trustee.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V   (A)      (D)  cisable  Date     Title     Shares   5)       4)        4)       4)
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
Two Year Note                03/16/99  P       $100,000      Immed.   3/31/01  Common    $100,000 $100,000 20,000    D
Convertible into                                  /3                           Stock        /3       /3      /3
Common Stock
(Right to Buy)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 03/16/99  P          3,000      Immed.   3/31/04  Common       3,000 $100,000  3,000    D
Purchase Warrant                                                               Stock                 /3
(Right to Buy)
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Explanation of Responses:

See Page 1 for explanation of footnotes (1) - (2).

3/   Reporting Person acquired (i) a two year note in the principal amount of $100,000 convertible into 20,000 shares of common stock at a conversion price of $5.00 per share and (ii) a warrant to purchase 3,000 shares of common stock at an exercise price of $5.00 per share.


          /s/ KENNETH W. JOHNSON                                 04/08/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                              Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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